Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **11/20/18**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

Securities and Exchange Commission
Trading and Markets

3. Provide the applicant's mailing address (if different):

NOV 21 2018

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

RECEIVED

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

18010343

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/20/18 (MM/DD/YY)

Cboe Exchange, Inc. (Name of Applicant)

By: ____________ (Signature)

Kyle Murray, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ____________ (Month), ______ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ______________ State of ______________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Cboe

November 2, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

SEC Mail Processing
Washington, DC

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
Assistant General Counsel

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- Cboe Options Exchange Taiwanese Trading Permit Holder Supplemental Application Form – updated signature block and added products on pages 2-6.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Cboe Options Exchange Taiwanese Trading Permit Holder Supplemental Application Form – updated signature block and added products on pages 2-6

Cboe Options Exchange
Taiwanese Trading Permit Holder
Supplemental Application Form

The business organization referenced below ("Organization") certifies the following to Cboe Exchange, Inc. ("Cboe Options"):

The Organization is either a Futures Commission Merchant ("FCM") or a registered broker-dealer as defined under Taiwanese law and satisfies the applicable requirements for designation as either an FCM or registered broker-dealer.

The Organization will comply with the Taiwan Personal Data Protection Act ("PDPA") and will provide notification to and obtain the consent from individual customers to ensure that: (i) the individual customers' personal data may be provided to Cboe Options; and (ii) the use by and provision of personal data to Cboe Options is within the scope of the customers' consent or notice to the customer, as applicable.

Under Cboe Options Rule 3.4A, each individual Trading Permit Holder ("TPH") must be domiciled in or each TPH organization must be organized under the laws of a jurisdiction expressly approved by Cboe Options, and will be subject to the jurisdiction of the federal courts of the United States and the courts of Illinois. Additionally, approval of a Taiwanese TPH is contingent upon the condition that the TPH does not trade in any Cboe Options product other than the Cboe Options products that have been expressly authorized for trading in Taiwan. Any violation of this condition will be considered a violation of Cboe Options' rules. The Organization certifies to Cboe Options that it will only enter orders and execute transactions on Cboe Options in Cboe Options products approved for trading in Taiwan and not in any other Cboe Options products. A list of Cboe Options products that are approved for trading in Taiwan is attached.

____

Trading Permit Holder ("TPH") Name

____

Signature of Authorized Officer, Partner or Managing Member of TPH

____

Printed Name

____

Title

____

Date

Cboe Options Exchange
Taiwanese Trading Permit Holder
Supplemental Application Form
Attachment – List of Cboe Options Products Approved for Trading in Taiwan
(as of November 15, 2018)

Options on the following stocks, exchange-traded products, and indexes (with options trading symbol) are currently approved for trading in Taiwan:

<u>Stocks</u>

Adobe Systems Inc.

Advanced Micro Devices Inc.

Amazon Com Inc.

American Express Company

American International Group Inc.

Amgen Inc.

Anadarko Petroleum Corporation

Analog Devices, Inc.

Apache Corporation

Apple Inc. Com Stk

Applied Materials Inc.

Arconic Inc.

AT&T Inc. Com

Bank of America Corp.

Best Buy Company Inc.

Biogen Idec Inc.

Blackberry Limited

Blucora Inc.

Boston Scientific Corporation

Bristol Myers Squibb Company

Brocade Communications Systems Inc.

Calpine Corporation

Check Point Software Technologies Ltd.

Ciena Corporation Com New

Cirrus Logic Inc.

Cisco Systems, Inc.

Citigroup

Citrix Systems Inc.

Clear Channel Outdoor Holdings Inc.

Coca-Cola Company

Corning Incorporated

Cypress Semiconductor Corporation

Eastman Kodak Company

eBay Inc.

EchoStar Corporation

Eli Lilly & Company

EOG Resources Inc.

Ericcson

Exxon Mobil Corporation

FLEX LTD.

Ford Motor Company

Gap Inc.

General Electric Company

General Motors Company

Goldman Sachs Group Inc.

Halliburton Company (holding company)

Home Depot Inc.

Honeywell International Inc.

HP Inc.

Integrated Device Technology Inc.

Intel Corporation

International Paper Co.

Intuit Inc.

Jabil Circuit Inc.

Johnson & Johnson

JPMorgan Chase & Company Com Stk

Juniper Networks Inc.

Kohl's Corporation

Level 3 Communications Inc.

McDonald's Corporation

Medtronic Inc.

Merck & Co. Inc.

Micron Technology Inc.

Microsoft Corporation

Motorola Solutions Inc.

Nvidia Corporation

Oracle Corporation

PepsiCo Inc.

Pfizer Inc.

Procter & Gamble Co.

Qorvo, Inc.

Qualcomm Inc.

Rambus Inc.

Rite Aid Corporation

Schlumberger Ltd.

Schwab Charles Corporation

Sonus Networks Inc.

Starbucks Corporation

Texas Instruments Inc.

United Parcel Service, Inc.

Verisign Inc.

Verizon Communications

Viavi Solutions Inc.

Vodafone Group PLC

Wal-Mart Stores, Inc.

Williams Companies

Xerox Corporation

Yahoo Inc.

<u>Exchange-Traded Products</u>

Consumer Discretionary Select Sector SPDR

Energy Select Sector SPDR

Financial Select Sector SPDR

iShares 20+ Year Treasury Bond

iShares MSCI Emerging Markets

iShares NASDAQ Biotechnology

iShares Russell 2000

Market Vectors Biotech

Market Vectors Oil Services

Market Vectors Semiconductor

Materials Select Sector SPDR

SPDR Dow Jones Industrial Average ETF Trust

SPDR S&P 500 ETF Trust

<u>Index</u>

Cboe Volatilty Index

Dow Jones Industrial Average Index

Mini-NDX Index

NASDAQ 100 Index

Russell 2000 Index

S&P 100 Index

S&P 500 Index

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